UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2012

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☐ Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: June 29, 2012		Signed:	/s/ Karen L. Fleming
	By:	Name:	Karen L. Fleming
		Title:	Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: June 29, 2012		Signed:	/s/ Karen L. Fleming
	By:	Name:	Karen L. Fleming
		Title:	Corporate Secretary

Release Immediate

Hunter Harrison Appointed As President & CEO of Canadian Pacific

Calgary, AB, June 29 2012 - Canadian Pacific Railway (TSX: CP) (NYSE: CP) today announced the appointment of Hunter Harrison as CP’s president and chief executive officer and a member of the Board of Directors.

With nearly 50 years of railroad experience, Mr. Harrison previously served as the president and CEO of Canadian National Railway Company (“CN”) and, prior to that, as president & CEO of Illinois Central Railroad (“IC”).

“Following a thorough CEO selection process, the Board of Directors has endorsed and appointed Mr. Harrison as CP’s president & CEO,” said Paul Haggis, CP’s chairman of the Board of Directors. “The Board welcomes Mr. Harrison’s experience and leadership to CP. We look forward to benefiting from his strong track record of service reliability, efficient asset utilization, and strategic capital expenditure.”

“CP is an incredible franchise with significant market opportunity, solid infrastructure, and innovative and hard-working employees,” said Harrison. “I am proud to be working with one of North America’s iconic companies and I look forward to quickly getting to know the priorities of CP’s customers, shareholders, employees, and the communities served by the railway.”

Harrison has received numerous accolades, including North America’s Railroader of the Year by Railway Age magazine and CEO of the Year by the Globe and Mail’s Report on Business magazine.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit cpr.ca and see how Canadian Pacific is Driving the Digital Railway.

Contacts:

Media

Mark Seland

Tel.: 403-540-7178

24/7 Media Pager: 855-242-3674

email: Mark_Seland@cpr.ca

Investment Community

Janet Weiss

Tel.: 403-319-3591

email: investor@cpr.ca